Exhibit 99.1

iQIYI Announces Fourth Quarter and Fiscal Year 2024 Financial Results

BEIJING, CHINA, February 18, 2025 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Highlights

•	Total revenues were RMB6.61 billion (US$906.0 million1), decreasing 14% year over year.

•

Operating income was RMB285.4 million (US$39.1 million) and operating income margin was 4%, compared to operating income of RMB773.7 million and operating income margin of 10% in the same period in 2023.

•

Non-GAAP operating income[2] was RMB405.9 million (US$55.6 million) and non-GAAP operating income margin was 6%, compared to non-GAAP operating income of RMB927.8 million and non-GAAP operating income margin of 12% in the same period in 2023.

•	Net loss attributable to iQIYI was RMB189.4 million (US$25.9 million), compared to net income attributable to iQIYI of RMB466.2 million in the same period in 2023.

•	Non-GAAP net loss attributable to iQIYI[2] was RMB58.8 million (US$8.1 million), compared to non-GAAP net income attributable to iQIYI of RMB682.0 million in the same period in 2023.

Fiscal Year 2024 Highlights

•	Total revenues were RMB29.23 billion (US$4.00 billion), decreasing 8% from 2023.

•	Operating income was RMB1.81 billion (US$248.1 million) and operating income margin was 6%, compared to operating income of RMB2.99 billion and operating income margin of 9% in 2023.

•

Non-GAAP operating income was RMB2.36 billion (US$323.6 million) and non-GAAP operating income margin was 8%, compared to non-GAAP operating income of RMB3.64 billion and non-GAAP operating income margin of 11% in 2023.

•	Net income attributable to iQIYI was RMB764.1 million (US$104.7 million), compared to net income attributable to iQIYI of RMB1.93 billion in 2023.

•	Non-GAAP net income attributable to iQIYI was RMB1.51 billion (US$207.2 million), compared to non-GAAP net income attributable to iQIYI of RMB2.84 billion in 2023.

“Since late November 2024, we have launched a series of blockbusters, driving a strong rebound of business performances and reinforcing our No.1 position in total drama market share in Q4 2024, according to Enlightent. With the release of more smash hits, the momentum continued into the start of 2025, which led to a significant increase in subscribing members from the end of 2024 to now.” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI.

“Meanwhile, our investment in mini-dramas also achieved significant progress. We have revamped our products to optimize user experience, expanded our mini-drama portfolio to over ten thousand titles, and enhanced the ad-placement system to more effectively monetize the growing traffic of our mini-dramas,” Mr. Yu Gong further commented. “Although still in an early stage, we have seen great potential of mini-dramas to bolster our ad inventory and contribute to our ad revenue growth in 2025.”

“We continued to execute with a focus on discipline and efficiency, which led to sequential growth in operating profit for the fourth quarter. The strong operational momentum is extending into the opening of 2025, marking an encouraging start for the year.” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

Fourth Quarter and Fiscal 2024 Financial Highlights

	Three Months Ended			Year Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	Dec 31, 2023	Sep 30, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB
Total revenues	7,706,468	7,245,681	6,613,417	31,872,651	29,225,238
Operating income	773,709	238,921	285,436	2,989,479	1,811,203
Operating income (non-GAAP)	927,818	368,644	405,907	3,643,384	2,361,730
Net income/(loss)attributable to iQIYI, Inc.	466,233	229,412	(189,355)	1,925,469	764,059
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	682,026	479,787	(58,779)	2,838,292	1,512,247
Diluted net income/(loss) per ADS	0.48	0.24	(0.20)	1.98	0.79
Diluted net income/(loss) per ADS (non-GAAP)[2]	0.70	0.50	(0.06)	2.91	1.56

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2993 as of December 31, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Fourth Quarter 2024 Financial Results

Total revenues reached RMB6.61 billion (US$906.0 million), decreasing 14% year over year.

Membership services revenue was RMB4.10 billion (US$562.1 million), decreasing 15% year over year, primarily due to a lighter content slate.

Online advertising services revenue was RMB1.43 billion (US$196.4 million), decreasing 13% year over year. The decrease was primarily due to the decrease in brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution revenue was RMB406.6 million (US$55.7 million), decreasing 20% year over year, primarily due to lower revenue from the distribution of theatrical movies invested by iQIYI, as well as a decrease in barter transactions, partially offset by the increase of revenue from cash transactions.

Other revenues were RMB670.2 million (US$91.8 million), decreasing 10% year over year.

Cost of revenues was RMB4.99 billion (US$684.2 million), decreasing 10% year over year. Content costs1 as a component of cost of revenues were RMB3.44 billion (US$471.7 million), decreasing 9% year over year. The decrease in content cost was primarily due to our improvement in content strategy, as well as a lighter content slate in the quarter.

Selling, general and administrative expenses were RMB882.5 million (US$120.9 million), decreasing 7% year over year. The decrease was primarily due to disciplined marketing spending.

Research and development expenses were RMB451.4 million (US$61.8 million), flat year over year.

Operating income was RMB285.4 million (US$39.1 million), decreasing 63% year over year. Operating income margin was 4%, compared to operating income margin of 10% in the same period in 2023.

Non-GAAP operating income was RMB405.9 million (US$55.6 million), decreasing 56% year over year. Non-GAAP operating income margin was 6%, compared to non-GAAP operating income margin of 12% in the same period in 2023.

Total other expense was RMB466.2 million (US$63.9 million), increasing 79% year over year, primarily driven by the foreign exchange loss arising from the depreciation of the Renminbi against the U.S. dollar.

Loss before income taxes was RMB180.8 million (US$24.8 million), compared to income before income taxes of RMB513.9 million in the same period in 2023.

Income tax expense was RMB6.2 million (US$0.9 million), compared to income tax expense of RMB38.5 million in the same period in 2023.

Footnotes:

[1]

Starting from the fourth quarter of 2024, certain items within cost of revenues have been reclassified. Personnel compensation expenses directly associated with the acquisition, licensing and production of content have been reclassified under content costs, and non-video content related costs have been removed from content costs. This reclassification has been retrospectively applied to corresponding prior periods.

Net loss attributable to iQIYI was RMB189.4 million (US$25.9 million), compared to net income attributable to iQIYI of RMB466.2 million in the same period in 2023. The net loss was primarily due to the foreign exchange loss in the quarter. Diluted net loss attributable to iQIYI per ADS was RMB0.20 (US$0.03) for the fourth quarter of 2024, compared to diluted net income attributable to iQIYI per ADS of RMB0.48 in the same period of 2023.

Non-GAAP net loss attributable to iQIYI was RMB58.8 million (US$8.1 million), compared to non-GAAP net income attributable to iQIYI of RMB682.0 million in the same period in 2023. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB0.06 (US$0.01), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.70 in the same period of 2023.

Net cash provided by operating activities was RMB519.0 million (US$71.1 million), compared to net cash provided by operating activities of RMB633.6 million in the same period of 2023. Free cash flow was RMB498.1 million (US$68.2 million), compared to free cash flow of RMB614.4 million in the same period of 2023.

As of December 31, 2024, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB4.53 billion (US$620.9 million). In December 2024, PAG drew down $122.5 million from the loan facility. As of December 31, 2024, PAG had drawn down the full amount of $522.5 million under the loan facility, and the repurchase right for the corresponding amount of the convertible senior notes due January 2028 had been waived.

Fiscal Year 2024 Financial Results

Total revenues were RMB29.23 billion (US$4.00 billion), decreasing 8% from 2023.

Membership services revenue was RMB17.76 billion (US$2.43 billion), decreasing 13% from 2023, primarily due to a lighter content slate.

Online advertising services revenue was RMB5.71 billion (US$782.8 million), decreasing 8% from 2023. The decrease was primarily due to the decrease in brand advertising business, partially offset by the growth of performance-based advertising business.

Content distribution revenue was RMB2.85 billion (US$390.0 million), increasing 16% from 2023, primarily driven by the increase in barter transactions.

Other revenues were RMB2.90 billion (US$397.5 million), increasing 1% from 2023.

Cost of revenues was RMB21.95 billion (US$3.01 billion), decreasing 5% from 2023. Content costs as a component of cost of revenues were RMB15.71 billion (US$2.15 billion), decreasing 5% from 2023. The decrease in content cost was primarily due to a lighter content slate.

Selling, general and administrative expenses were RMB3.68 billion (US$504.4 million), decreasing 8% from 2023. The decrease was primarily due to disciplined marketing spending and a decrease in personnel-related compensation expenses.

Research and development expenses were RMB1.78 billion (US$243.6 million), increasing 1% from 2023.

Operating income was RMB1.81 billion (US$248.1 million), decreasing 39% from 2023. Operating income margin was 6%, compared to operating income margin of 9% in 2023.

Non-GAAP operating income was RMB2.36 billion (US$323.6 million), decreasing 35% from 2023. Non-GAAP operating income margin was 8%, compared to non-GAAP operating income margin of 11% in 2023.

Total other expense was RMB959.5 million (US$131.5 million), flat year over year.

Income before income taxes was RMB851.7 million (US$116.7 million), compared to income before income taxes of RMB2.03 billion in 2023.

Income tax expense was RMB61.1 million (US$8.4 million), compared to income tax expense of RMB80.0 million in 2023.

Net income attributable to iQIYI was RMB764.1 million (US$104.7 million), decreasing 60% from 2023. Diluted net income attributable to iQIYI per ADS was RMB0.79 (US$0.11) for 2024, compared to diluted net income attributable to iQIYI per ADS of RMB1.98 in 2023.

Non-GAAP net income attributable to iQIYI was RMB1.51 billion (US$207.2 million), decreasing 47% from 2023. Non-GAAP diluted net income attributable to iQIYI per ADS was RMB1.56 (US$0.21), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB2.91 in 2023.

Net cash provided by operating activities was RMB2.11 billion (US$289.1 million), compared to net cash provided by operating activities of RMB3.35 billion in 2023. Free cash flow was RMB2.03 billion (US$278.2 million), compared to free cash flow of RMB3.31 billion in 2023.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on February 18, 2025, U.S. Eastern Time (7:30 PM on February 18, 2025, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10044736-lk98u7.html

It will automatically direct you to the registration page of “ iQIYI Fourth Quarter and Fiscal Year 2024 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through February 25, 2025.

Dial-in numbers for the replay are as follows:

International Dial-in   +1 855 883 1031

Passcode:        10044736

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating income margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB	RMB (Unaudited)
Revenues:
Membership services	4,808,727	4,365,955	4,102,688	20,314,216	17,762,814
Online advertising services	1,650,513	1,336,932	1,433,892	6,223,903	5,714,243
Content distribution	506,059	814,028	406,642	2,458,610	2,846,854
Others	741,169	728,766	670,195	2,875,922	2,901,327

Total revenues	7,706,468	7,245,681	6,613,417	31,872,651	29,225,238

Operating costs and expenses:
Cost of revenues	(5,533,082)	(5,649,836)	(4,994,165)	(23,102,492)	(21,953,582)
Selling, general and administrative	(947,806)	(907,885)	(882,457)	(4,014,070)	(3,682,050)
Research and development	(451,871)	(449,039)	(451,359)	(1,766,610)	(1,778,403)

Total operating costs and expenses	(6,932,759)	(7,006,760)	(6,327,981)	(28,883,172)	(27,414,035)

Operating income	773,709	238,921	285,436	2,989,479	1,811,203

Other income/(expense):
Interest income	55,098	69,044	75,352	257,499	271,824
Interest expenses	(284,301)	(256,440)	(235,289)	(1,130,314)	(1,062,026)
Foreign exchange gain/(loss), net	10,660	296,030	(310,390)	(105,434)	(97,249)
Share of (losses)/gains from equity method investments	(1,284)	4,627	1,749	(51,249)	17,790
Others, net	(39,972)	(104,867)	2,387	72,620	(89,863)

Total other (expense)/income, net	(259,799)	8,394	(466,191)	(956,878)	(959,524)

Income/(loss) before income taxes	513,910	247,315	(180,755)	2,032,601	851,679

Income tax expense	(38,473)	(11,483)	(6,233)	(80,047)	(61,090)

Net income/(loss)	475,437	235,832	(186,988)	1,952,554	790,589

Less: Net income attributable to noncontrolling interests	9,204	6,420	2,367	27,085	26,530

Net income/(loss) attributable to iQIYI, Inc.	466,233	229,412	(189,355)	1,925,469	764,059

Net income/(loss) attributable to ordinary shareholders	466,233	229,412	(189,355)	1,925,469	764,059

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.07	0.03	(0.03)	0.29	0.11
Diluted	0.07	0.03	(0.03)	0.28	0.11
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.49	0.24	(0.20)	2.02	0.79
Diluted	0.48	0.24	(0.20)	1.98	0.79
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,713,897,712	6,737,281,504	6,738,808,989	6,675,522,809	6,729,974,821
Diluted	6,834,735,594	6,779,359,665	6,738,808,989	6,823,628,066	6,799,500,149

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2023	December 31, 2024
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,434,525	3,529,679
Restricted cash	6,120	—
Short-term investments	941,738	941,610
Accounts receivable, net	2,169,042	2,191,178
Prepayments and other assets	2,794,259	2,192,928
Amounts due from related parties	1,707,024	283,123
Licensed copyrights, net	582,521	388,718

Total current assets	12,635,229	9,527,236

Non-current assets:
Fixed assets, net	863,813	877,982
Long-term investments	2,260,785	2,108,477
Deferred tax assts, net	—	23,536
Licensed copyrights, net	6,966,508	6,930,053
Intangible assets, net	309,534	289,861
Produced content, net	13,376,985	14,707,869
Prepayments and other assets	3,518,210	2,913,919
Operating lease assets	683,897	609,832
Goodwill	3,820,823	3,820,823
Amounts due from related parties	158,590	3,950,937

Total non-current assets	31,959,145	36,233,289

Total assets	44,594,374	45,760,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	5,671,074	6,482,209
Amounts due to related parties	2,953,658	3,239,036
Customer advances and deferred revenue	4,373,208	4,403,686
Convertible senior notes, current portion(1)	2,802,442	242,460
Short-term loans	3,571,637	3,786,901
Long-term loans, current portion	2,000	167,987
Operating lease liabilities, current portion	100,883	96,675
Accrued expenses and other liabilities	2,866,632	3,058,379

Total current liabilities	22,341,534	21,477,333

Non-current liabilities:
Long-term loans	97,990	1,036,835
Convertible senior notes(1)	8,143,994	8,350,570
Deferred tax liabilities	824	—
Amounts due to related parties	80,566	59,226
Operating lease liabilities	523,747	461,974
Other non-current liabilities	1,220,804	1,000,823

Total non-current liabilities	10,067,925	10,909,428

Total liabilities	32,409,459	32,386,761

Shareholders’ equity:
Class A ordinary shares	237	238
Class B ordinary shares	193	193
Additional paid-in capital	54,971,469	55,623,841
Accumulated deficit	(44,573,428)	(43,809,369)
Accumulated other comprehensive income	1,688,047	1,550,523
Non-controlling interests	98,397	8,338

Total shareholders’ equity	12,184,915	13,373,764

Total liabilities and shareholders’ equity	44,594,374	45,760,525

(1)

As of December 31, 2024, US$2.4 million principal amount of the 2025 Notes, US$0.1 million principal amount of the 2026 Notes, US$550.0 million principal amount of the PAG Notes, and US$565.6 million principal amount of the 2028 Notes remained outstanding.

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended			Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024	December 31, 2023	December 31, 2024
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB	RMB (Unaudited)
Net cash provided by operating activities	633,586	242,517	519,015	3,351,600	2,110,057
Net cash used for investing activities (1,2)	(1,430,634)	(1,662,662)	(895,709)	(1,739,515)	(2,444,870)
Net cash (used for)/provided by financing activities	(22,484)	(2,611,570)	114,419	(4,285,072)	(1,370,121)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(31,445)	(83,808)	60,746	92,039	14,657

Net decrease in cash, cash equivalents and restricted cash	(850,977)	(4,115,523)	(201,529)	(2,580,948)	(1,690,277)

Cash, cash equivalents and restricted cash at the beginning of the period	6,131,585	7,907,383	3,791,860	7,861,556	5,280,608
Cash, cash equivalents and restricted cash at the end of the period	5,280,608	3,791,860	3,590,331	5,280,608	3,590,331

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	4,434,525	3,241,336	3,529,679	4,434,525	3,529,679
Restricted cash	6,120	—	—	6,120	—
Long-term restricted cash	839,963	550,524	60,652	839,963	60,652

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	5,280,608	3,791,860	3,590,331	5,280,608	3,590,331

Net cash provided by operating activities	633,586	242,517	519,015	3,351,600	2,110,057
Less: Capital expenditures (2)	(19,231)	(7,700)	(20,891)	(36,971)	(79,319)

Free cash flow	614,355	234,817	498,124	3,314,629	2,030,738

(1)

Net cash provided by or used for investing activities primarily consists of net cash flows from loans provided to related party, investing in debt securities, purchase of long-term investments and capital expenditures.

(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended			Year Ended
	Dec 31, 2023	Sep 30, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024
	RMB	RMB	RMB	RMB	RMB
Operating income	773,709	238,921	285,436	2,989,479	1,811,203
Add: Share-based compensation expenses	152,576	128,190	118,938	636,732	544,395
Add: Amortization of intangible assets(1)	1,533	1,533	1,533	17,173	6,132

Operating income (non-GAAP)	927,818	368,644	405,907	3,643,384	2,361,730

Net income/(loss) attributable to iQIYI, Inc.	466,233	229,412	(189,355)	1,925,469	764,059
Add: Share-based compensation expenses	152,576	128,190	118,938	636,732	544,395
Add: Amortization of intangible assets(1)	1,533	1,533	1,533	17,173	6,132
Add: Disposal loss/(gain)	—	22,265	—	(89,571)	22,265
Add: Impairment of long-term investments	62,231	91,243	14,034	336,226	192,613
Add: Fair value (gain)/loss of long-term investments	(323)	7,407	(3,895)	3,816	(16,393)
Add: Reconciling items on equity method investments(2)	—	—	—	9,455	—
Add: Tax effects on non-GAAP adjustments(3)	(224)	(263)	(34)	(1,008)	(824)

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	682,026	479,787	(58,779)	2,838,292	1,512,247

Diluted net income/(loss) per ADS	0.48	0.24	(0.20)	1.98	0.79
Add: Non-GAAP adjustments to earnings per ADS	0.22	0.26	0.14	0.93	0.77

Diluted net income/(loss) per ADS (non-GAAP)	0.70	0.50	(0.06)	2.91	1.56

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)

This represents iQIYI’s share of equity method investments for other non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all relevant non-GAAP adjustments.